UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)

DSS, INC.
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

26253C102
(CUSIP Number)

Heng Fai Ambrose Chan

c/o Alset International Limited

7 Temasek Boulevard #29-01B, Suntec Tower One

Singapore 038987

011 65 6333 9181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26253C102

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Heng Fai Ambrose Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 27,072,716(1)
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 27,072,716(1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,072,716(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The beneficial ownership of Heng Fai Ambrose Chan includes 27,072,716 shares of common stock, consisting of (a) 1,614,552 shares of common stock held by Heng Fai Holdings Limited, an entity controlled by Heng Fai Chan; (b) 688,941 shares of common stock held by Heng Fai Chan directly; (c) 16,667 shares of common stock held by BMI Capital Partners International Limited; (d) 7,716,004 shares of common stock held by Global Biomedical Pte. Ltd.; and (e) 16,142,468 shares of common stock held by Alset EHome International Inc. (“AEI”).

(2) Based on 84,626,847 shares of the common stock of the Issuer outstanding.

CUSIP No. 26253C102

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alset EHome International Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 23,875,139
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 23,875,139
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,875,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 84,626,847 shares of the common stock of the Issuer outstanding.

16,142,468 shares of the common stock of DSS, Inc. (the “Issuer”) are held directly by Alset EHome International Inc. 7,716,004 shares of the common stock of the Issuer are held by Global Biomedical Pte. Ltd. and 16,667 shares of the common stock of the Issuer are held by BMI Capital Partners International Limited. Global Biomedical Pte. Ltd. and BMI Capital Partners International Limited are each subsidiaries of entities which are majority-owned by Alset EHome International Inc.

CUSIP No. 26253C102

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Biomedical Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,716,004
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 7,716,004
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,716,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on 84,626,847 shares of the common stock of the Issuer outstanding.

This Amendment No. 15 on Schedule 13D amends and restates the statement on Schedule 13D, filed with the SEC on September 15, 2017, as amended by Amendment No. 1, filed with the SEC on July 6, 2018, Amendment No. 2, filed with the SEC on December 18, 2018, Amendment No. 3, filed on February 20, 2019, Amendment No. 4, filed on March 27, 2019, Amendment No. 5, filed on June 11, 2019, Amendment No. 6, filed on July 23, 2019, Amendment No. 7, filed on November 5, 2019, Amendment No 8, filed on March 4, 2020, Amendment No. 9 on September 1, 2020, Amendment No. 10 on October 26, 2020, Amendment No. 11 on June 3, 2021, Amendment No. 12 on June 25, 2021, Amendment No. 13 on September 20, 2021 and Amendment No. 14 on March 15, 2022, which relates to the common stock of the Issuer filed by Heng Fai Ambrose Chan.

This Amendment No. 15 is being filed to reflect that Heng Fai Ambrose Chan has acquired 894,084 shares of the Issuer’s common stock.

Item 1. Security and Issuer

The title and class of equity securities to which this Amendment No. 15 to the Schedule 13D relates is the common stock, $0.02 par value per share, of DSS, Inc., a New York Corporation (the “Issuer”). The principal offices of the Issuer are located at 6 Framark Drive, Victor, NY 14564.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended to include the following:

On April 1, 2022, Heng Fai Ambrose Chan was issued 894,084 shares of common stock pursuant to his employment agreement. Such shares were issued in consideration of $339,752 due under such employment agreement.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

Transactions with AEI and its Affiliates

AEI and the Issuer are presently parties to two agreements, which, if approved by the NYSE American and the stockholders of the Issuer, will result in the issuance of shares of the Issuer to AEI or its affiliates. Such agreements have been previously disclosed by each of AEI and the Issuer.

On February 25, 2022, the Issuer entered into an assignment and assumption agreement (the “Assumption Agreement”) with Alset International Limited (“AIL”), a majority owned subsidiary of AEI, pursuant to which the Issuer has agreed to purchase a convertible promissory note from AIL (the “Note”). The Note has a principal amount of $8,350,000 and accrued but unpaid interest of $367,400 through May 15, 2022. The Note was issued by American Medical REIT, Inc., a Maryland corporation, pursuant to a subscription agreement, dated as of October 29, 2021 between AIL and American Medical REIT, Inc. The consideration to be paid for the Note will be 21,366,177 shares of the Issuer’s common stock. The number of the Issuer’s shares to be issued as consideration was calculated by dividing $8,717,400, the aggregate of the principal amount and the accrued but unpaid interest under the Note, by $0.408 per share. The number of shares of the Issuer’s common stock to be issued as consideration may be adjusted based on the accrued interest if the parties should agree to close this transaction on a date other than the anticipated date of May 15, 2022. The closing of the Assumption Agreement and the issuance of the Issuer’s shares described above will be subject to the approval of the NYSE American and the Issuer’s stockholders.

On February 28, 2022, the Issuer entered into a Stock Purchase Agreement with AEI, pursuant to which AEI has agreed to sell a subsidiary holding 44,808,908 shares of stock of True Partner Capital Holding Limited, together with an additional 17,314,000 shares of True Partner Capital Holding Limited (for a total of 62,122,908 shares) in exchange for 17,570,948 shares of the Issuer’s common stock (the “DSS Shares”). The issuance of the DSS Shares will be subject to the approval of the NYSE American and the Issuer’s stockholders.

Employment Agreement

Pursuant to the terms of his employment agreement, the Issuer will issue 15,389,995 shares of the Issuer’s common stock to Heng Fai Ambrose Chan, subject to the approval of the stockholders of DSS.

Mr. Chan had the option to have his base salary and/or performance bonus, if any, paid in either cash or in DSS common stock under the Issuer’s 2020 Equity Incentive Plan. Pursuant to his employment agreement, Mr. Chan chose to convert his base salary and/or performance bonus into 16,284,079 shares (out of which 894,084 shares of common stock were issued to Mr. Chan on April 1, 2022).

If the stockholders of the Issuer approve each of the transactions described above, the transactions described above will result in a change in control for the Issuer.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) None.

(d) None

(e) N/A

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement between Heng Fai Chan, Global Biomedical Pte. Ltd. and Alset EHome International Inc., incorporated by reference to Amendment No. 13 to the Schedule 13D filed on September 20, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2022	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan

Alset EHome International Inc.

/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer

Global Biomedical Pte. Ltd.

/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Director